EXHIBIT 3

                                  [TRANSLATION]

                                                               February 27, 2008

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                                IMMEDIATE REPORT

    Nature of the Event: Holdings of the State of Israel in the Bank's Shares

Further to reviews and verifications carried out by the Bank during the past year, the Bank has reached the conclusion that it would be proper to transfer and record in the name of the State of Israel, in the Bank's Shareholder Registrar, 2,326 additional D shares of the Bank (having par value of $100 each) and 1,306 additional preference DD shares of the Bank (having par value of $1,000 each). This involves shares purchased in the past by the State from holders in the United States and that for various reasons were recorded with the Bank's agent in the United States, but not in the Bank's Shareholder Registrar. These shares are part of the discrepancies revealed between the Bank's recordings and the recordings of the Bank's agent in the United States regarding the holdings of the State, and which consist also of duplicate (excess) recordings in the name of the State. At its meeting on February 26, 2008, the Bank's Board of Directors resolved to approve the transfer of these shares in the name of the State, subject to the receipt of certain confirmations from the State regarding the correction of the current recordings in its name and the duplicate (excess) share certificates in its possession. Upon the implementation of this transfer, the State shall hold 146,543 preference D shares and 48,998 preference DD shares, instead of 144,217 preference D shares and 47,692 preference DD shares, as currently reported by the Bank and its share in the capital of the Bank will be 81.82% instead of 79.92% as currently reported by the Bank

It should be noted that there still is an amount of approximately 30 preference DD shares (in addition to the 1,306 mentioned above) which apparently were also purchased by the State, however due to a lack of information regarding the details of the sellers, at this point in time they can not be transferred and recorded in the State's name in the Bank's Shareholder Registrar.

The time at which the Company became aware of the event: February 26, 2008 at 12:00 P.M.